Exhibit 99.1

Rogers Communications Inc. Announces Results and Settlement of Tender Offer and

Consent Solicitation for 5.500% Senior Notes due 2014

TORONTO, March 13, 2014 – Rogers Communications Inc. (“RCI”) today announced that holders of $304,021,000 (86.9%) aggregate principal amount of its 5.500% Senior Notes due 2014 (CUSIP No.77509NAK9 / ISIN US77509NAK90) have tendered their notes pursuant to the previously announced tender offer and consent solicitation by Rogers Data Centres Alberta Inc. (“RDCAI”), a wholly-owned subsidiary of RCI. The tender offer and consent solicitation expired as of 8:00 a.m., New York City time, on March 13, 2014. RDCAI has accepted for purchase and paid for the tendered notes, and RDCAI has paid the consent payments for consents delivered in connection with the related consent solicitation. Notes not tendered and purchased pursuant to the tender offer will remain outstanding, mature and be paid on March 17, 2014, the first business day following the stated maturity of March 15, 2014.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating but not limited to the terms and timing of the tender offer and consent solicitation. Undue reliance should not be placed on forward-looking information as actual results may differ materially. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

About Rogers Communications Inc.

Rogers Communications Inc. is a leading diversified Canadian communications and media company. Rogers Communications Inc. is Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through its wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries, Rogers Communications Inc. is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

For further information:

Glenn Brandt (416) 935-3571, glenn.brandt@rci.rogers.com